Green Giant Inc.

6 Xinghan Road, 19th Floor

Hanzhong City, Shaanxi Province, PRC 723000

March 27, 2024

VIA EMAIL

Attn: William Demarest

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Green Giant Inc.
Form 10-K for Fiscal Year Ended September 30, 2023
Filed December 28, 2023
File No. 001-34864

Dear Mr. Demarest:

This letter is in response to the letter dated March 20, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Green Giant Inc. (the “Company”, “we” or “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 10-K for Fiscal Year Ended September 30, 2023

Consolidated Statements of Operations and Comprehensive Loss, page F-5

1.	We note that for the year ended September 30, 2023, 51.1% of your revenues came from battery recycling. However, no such revenues were earned for the period ended December 31, 2023 and disclosure in your 10-Q indicates that you are still searching for a warehouse for your battery recycling production. On page 2 of the 10-K you disclose that in April 2023, you started the trading of metals to leverage the fluctuation in their prices. Please clarify whether you have begun recycling from batteries or if revenues recognized during the year ended September 30, 2023 are gains from trading in metals.

Response: In response to the Staff’s comment, 51.1% and 0% of the revenues recognized for the year ended September 30, 2023 and the three months ended December 31, 2023, respectively, were generated from the battery recycling business. Management had initially utilized a small and temporary storage space to begin its battery recycling business for the fiscal year ended September 30, 2023 which was discontinued for the period ended December 31, 2023 in search of a bigger and more efficient warehouse from a third party.

2.	We note your impairment of real estate property under development of $72.3 million and $73.6 million for the years ended September 30, 2023 and 2022, respectively. Please explain to us in detail your basis for including this impairment line as an operating expense for each of the years rather than as a component of cost of real estate sales to arrive at gross profit (loss). In your response please clarify which real estate projects were impaired, the reason for impairment and cite the applicable accounting guidance used in making your determination.

Response: In response to the Staff’s comment, please see our response below:

Background

Currently, Green Giant operates real estate development projects in Hanzhong, a prefecture-level city in Shaanxi Province, and Yang County, a county in Hanzhong. The Company’s management has been focused on expanding its business in Tier 3 and Tier 4 cities and counties in China that were strategically selected based on population and urbanization growth rates, general economic conditions and growth rates, income and purchasing power of resident consumers, anticipated demand for private residential properties, availability of future land supply and land prices, and governmental urban planning and development policies. The Company utilizes a standardized and scalable model that emphasizes rapid asset turnover, efficient capital management and strict cost control. In addition to developing and constructing real estate properties, the Company is required to build road infrastructures around the community of real estate properties to facilitate convenience of living of residents in adjacent areas. The Company shall claim all or part of the building costs of these infrastructures from local governments.

The Issue of Impairment Loss

The Company recorded fair value adjustment/impairment loss of US$72.3 million and US$73.6 million for the fiscal years ended September 30, 2023 and 2022, respectively, as a result of the fair value adjustment exercise. These adjustments reflect changes in the fair value of assets, such as account receivables from local government held by the Company.

Quantitative Assessment of Impairment Test

Based on its historical experience in dealing with local government authorities, the estimated collection rates for 5 years, 10 years, and 15 years from September 30, 2023, are 25%, 35%, and 40%, respectively. These estimates indicate the percentage of outstanding receivables that the Company anticipates it will actually collect over those time periods from the local governments. The Company plans to revisit and potentially revise these estimates quarterly to account for any changes in economic conditions or other factors that may affect receivable collections. Additionally, the company decided to discount these estimated cash flows to their net present value (“NPV”) in order to reflect the time value of money. Any difference between the receivables' nominal value and their NPV will be recorded as a fair value adjustment through profit and loss accounts.

The Company calculated an impairment loss in the amount of RMB509,639,031 (US$72,255,403) for the year ended September 30, 2023 as shown in the table below:

Total amount for fair value adjustment		1,552,871,947	10.80%
	Most costs accumulated 5 years before	5 years from 9/30/2023	10 years from 9/30/2023	15 years from 9/30/2023	Total impairment/
Fair value adjustment	as at 9/30/2023 Collection	25%	35%	40%	Fair value adjustment
Completed projects as at 9/30/2023	1,552,871,947	388,217,987	543,505,181	621,148,779
Company WACC at 10.8%		232,475,318	194,897,418	133,382,616
Total Impairment loss/fair value adjustment		155,742,668	348,607,764	487,766,163	992,116,595
				Impairment loss in CNY as at 9/30/2022	482,477,564
				Impairment loss in US$ as at 9/30/2022	73,624,727
				Impairment loss in CNY as at 9/30/2023	509,639,031
				Impairment loss in US$ as at 9/30/2023	72,255,403

Total fair value adjustments as of the year ended September 30, 2023 was calculated by subtracting RMB482,477,564 (US$73,624,727) as of the year ended September 30, 2023 from RMB992,116,595 (US$145,880,130) as of the year ended September 30, 2023, which equals RMB509,639,031 (US$72,255,403).

Key parameters and underlying assumptions include but are not limited to:

1.	WACC (Weighted Average Cost of Capital): the Company’s WACC is quoted as 10.8%. This will be used as the discount rate to calculate the net present value (NPV) of the cash flows from receivables. This is sourced from a financial portal at www.findbox.com.

2.	Collection Rate of Receivables: The collection rates for receivables from local government authorities over 5 years, 10 years, and 15 years from September 30, 2023, are estimated to be 25%, 35%, and 40%, respectively. These rates will be used to estimate the cash flows expected to be received over those periods.

3.	Budget Cycle: The company observed the Chinese government’s five-year budget cycle plan. This implies that significant changes or adjustments in receivables and other financial aspects might align with this cycle.

4.	No Bad Debt: The local government will fulfill its promise and pay in due course, the collectability of the funds owed to the company becomes primarily a matter of the time value of money.

The impairment calculation for the year ended September 30, 2022, was conducted similarly to that of September 30, 2023. The impairment loss or fair value adjustment for the year ended September 30, 2022 amounted to RMB482,477,564 (US$73,624,727).

General

3.	We issued comment letters on October 25, 2023 and on February 21, 2024 on the Form F-4 initially filed by Green Giant Enterprise Inc. on October 3, 2023 and the preliminary proxy statements filed by Green Giant Inc. Please make the appropriate corresponding changes in your future periodic reports for the comments issued on the Form F-4, as applicable.

Response: In response to the Staff’s comment, we will make the appropriate corresponding changes in our future periodic reports for the comments issued on the Form F-4, as applicable.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Sincerely,

By:	/s/ Yuhuai Luo
Yuhuai Luo
Chief Executive Officer
Green Giant Inc.

cc:	Hunter Taubman Fischer & Li LLC
Joan Wu, Esq. jwu@htflawyers.com
Charles Tan, Esq. ctan@htflawyers.com

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